SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated January 10, 2019 between ETF SERIES SOLUTIONS
and Acquirers Funds, LLC
The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule, effective May 1, 2024:

Fund	Rate
The Acquirers Fund	0.79%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of April 11 2024.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By:    /s/ Josh. J. Hinderliter
Name: Josh J. Hinderliter
Title: Secretary and Vice President

ACQUIRERS FUNDS, LLC

By:    /s/ Tobias Carlisle
Name: Tobias E. Carlisle
Title: Managing Member